BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053



May 2, 2005

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER AEROSPACE

- *Montreal, February 21, 2005* – Bombardier delivers 329 aircraft for fiscal year 2004/05
- *Toronto, March 4, 2005* – Bombardier significantly enhances the CRJ900 Jetliner
- *Toronto, March 14, 2005* – Bombardier sells 10 CRJ700 airliners to GoJet Airlines
- *Toronto, April 4, 2005* – Bombardier sells 20 additional CRJ700 jets to Skywest Airlines
- *Toronto, April 22, 2005* – Bombardier signs Northwest Airlink for an additional 15 CRJ200 regional jets

BOMBARDIER TRANSPORTATION

- *Montreal, February 25, 2005* – Bombardier awarded a contract for high altitude passenger rail cars in Tibet

- *Montreal, March 15, 2005* – Bombardier awarded an order from Angel Trains for 36 locomotives valued approximately $202 million US

- *Montreal, April 5, 2005* – Bombardier awarded a 250-million-euro order to supply 100 additional E565 locomotives in Italy

May I kindly ask you to acknowledge receipt of the enclosed documents.

Yours truly,



Roger Carle
Corporate Secretary

RC/nl
Encl.

c.c. Christopher Hilbert – Sidley Austin Brown & Wood

BOMBARDIER

PRESS RELEASE

BOMBARDIER DELIVERS 329 AIRCRAFT FOR FISCAL YEAR 2004/05

Second consecutive year of increased deliveries

Montreal, February 21, 2005 – Bombardier Aerospace announced today 329 aircraft deliveries for fiscal year ended January 31, 2005. This compares to the 324 aircraft deliveries in the previous fiscal year 2003/04 (year ending January 31, 2004).

"Our ongoing investment in new aircraft platforms has begun to pay dividends and is validated by this fiscal year's increased deliveries of the new *Bombardier Learjet 40*, *Challenger 300* and *Global 5000* business aircraft. These products are entering the market at the perfect time," said Pierre Beaudoin, president and chief operating officer, Bombardier Aerospace. "In the regional aircraft segment, deliveries of our larger regional jets, the *Bombardier CRJ700* and *CRJ900* aircraft, also increased, reflecting our customers' wish to remain with the superior operating economics of the *CRJ* family of aircraft."

"As we proactively manage short-term challenges within the context of an industry in recovery, we continue to plan and make decisions for the long term to maintain our leadership position and ensure our success, " he added.

Deliveries in the regional aircraft segment totalled 200 aircraft compared to 232 for the same period last year. Deliveries of the *Bombardier CRJ Series* reached 178 compared to 214 during last fiscal year 2003/04 and deliveries of *Bombardier Q Series* aircraft reached 22 aircraft compared with 18 in the previous fiscal year 2003/04. This includes delivery of 16 *Bombardier Q400 aircraft*, the new-generation, high-speed 70-passenger turboprop whose profitability and strong passenger appeal have been demonstrated by follow-on orders from operators such as ANA (All Nippon Airways Co. Ltd.), Japan Air Commuter, Horizon Air and FlyBE.

In the business aircraft segment, 128 units were delivered compared to 89 for the same period last year, an increase of 44 per cent. Fifty-one of the business aircraft delivered this fiscal year were of the newest Bombardier business aircraft: the *Learjet 40*, *Challenger 300* and *Global 5000.*

One *Bombardier 415* amphibious aircraft was delivered during fiscal year 2004/05 (year ending January 31, 2005) compared to three in the previous fiscal year.

The following table provides delivery totals by aircraft type.

Bombardier aircraft – Fiscal year 2004/05 deliveries

Aircraft	Deliveries Fiscal year 2004/05 (year ending Jan. 31, 2005)	Deliveries Fiscal year 2003/04 (year ending Jan. 31, 2004)
Regional aircraft		
CRJ200	100	152
CRJ700/CRJ900	78	62
Q100/200/300	6	9
Q400	16	9
Total Regional aircraft	**200**	**232**
Business aircraft		
Learjet 31A*	-	2
Learjet 40	14	4
Learjet 45/45 XR	23	21
Learjet 60	10	14
Challenger 300	28	7
Challenger 604	31	24
Global 5000	9	-
Global Express	13	17
Total Business aircraft**	**128****	**89****
Amphibious Aircraft		
Bombardier 415	**1**	**3**
Grand total	**329**	**324**

**Production of the Learjet 31A ended in 2003*
*** Deliveries detailed under Business aircraft include 10 aircraft sold to customers of the North American Bombardier Flexjet program in fiscal year 2004/05 and six aircraft sold to customers in fiscal year 2003/04. An aircraft delivery is included in the above table when more than 50 per cent of its fractional shares have been sold to external customers*

Recent industry figures show that general aviation posted a strong recovery in 2004 due to the continued growth of the U.S. economy. The General Aviation Manufacturers Association (GAMA) reported that the sharp rise in the industry's aircraft deliveries was due in part to a 14 per cent increase in business jet deliveries. Strong interest in new products such as the *Bombardier Learjet 40*, *Challenger 300* and *Global 5000* aircraft coupled with the sustained popularity of the *Bombardier Challenger 604* and *Global Express* aircraft demonstrate that Bombardier's modern, innovative business jet families are positioning the Corporation to continue increasing its market share.

For commercial airlines, the increased focus on operating economics during these tougher times has led to heightened interest in aircraft that offer best-in-class economics and benefits arising from fleet commonality. As airlines continue to evolve towards larger regional aircraft, and scope clauses in the U.S. airline industry are relaxed, Bombardier's 70-seat *CRJ700* and 86-passenger *CRJ900* aircraft, of which there are more than 200 already in operation worldwide, will continue to be market leaders in their class.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto and Frankfurt stock exchanges (BBD and BBDd.F). News and information are available at www.bombardier.com.

Bombardier, Learjet, Challenger, Global, CRJ Series, Q Series, Bombardier 415 and Flexjet are trademarks of Bombardier Inc. or its subsidiaries.

For information
Sylvie Gauthier
Bombardier Aerospace
(514) 855-7983
www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SIGNIFICANTLY ENHANCES THE CRJ900 JETLINER

Bombardier adds value to its CRJ family of aircraft

Toronto, March 4, 2005 – Bombardier Aerospace has significantly enhanced its *CRJ Series* with the introduction of an upgraded *Bombardier CRJ900* aircraft, offering important new benefits to operators.

The upgraded *CRJ900* aircraft combines substantially improved take-off and landing performance and increased range. In addition, the jetliner now provides lower fuel consumption.

The enhanced *CRJ900* aircraft was developed to provide improved payload range capability from shorter airfields. The improved airfield performance will pay special dividends at airports that are constrained by field length, surrounding obstructions, or hot weather/high-altitude conditions.

"*CRJ900* aircraft flying from such airports will be able to take-off at a higher aircraft weight and thus carry more revenue-generating payload," said Rod Williams, vice-president, Aircraft Programs, Bombardier Regional Aircraft. "That, coupled with lower fuel consumption, can make an important difference to the operator's bottom line," added Mr. Williams.

The improved take-off and landing distances are made possible by combining the optimization of wing leading-edge devices and a redesigned wing tip and winglet that results in a lower lift/drag ratio and reduced approach speeds. The winglet also contributes to the lower fuel burn.

In addition to the performance improvements, Bombardier is launching a new Long Range (LR) *CRJ900* aircraft variant which complements the existing Baseline and Extended Range (ER) aircraft. The *CRJ900 LR* jetliner provides an increased payload and range over the ER version and can carry a full passenger load more than 1,030 miles (1,658 km) from a 5,800-foot (1,767 m) runway.

"The *Bombardier CRJ900* aircraft already had the lowest operating costs in its class of aircraft. The upgraded *CRJ900* aircraft will bring these costs even lower," stated Mr. Williams.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto and Frankfurt stock exchanges (BBD and BBDd.F). News and information are available at www.bombardier.com

Note to Editors
An image will be available on our Web site photo gallery at:
www.aero.bombardier.com/htmen/F15.jsp

Bombardier, *CRJ Series* and *CRJ900* are trademarks of Bombardier Inc. or its subsidiaries.

For information:
Bert Cruickshank
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SELLS 10 CRJ700 AIRLINERS TO GOJET AIRLINES

Toronto, March 14, 2005 – Bombardier Aerospace announced today that GoJet Airlines of St. Louis, Missouri has placed a firm order for 10 *Bombardier CRJ700* regional jets, and has taken options on an additional 40 *CRJ700* aircraft. GoJet is a subsidiary of Trans States Holdings, Inc. and will operate the aircraft under the United Express banner.

The firm order is valued at approximately $317 million US. The value could rise to $1.61 billion US if all options are exercised.

"The outstanding economics, performance and passenger appeal of the *Bombardier CRJ700* aircraft made a compelling argument in favor of its selection for GoJet," said Richard Leach, president of Trans States Holdings. "The *CRJ700* airliner will allow us to continue to provide exceptional operational excellence with a cost efficient aircraft that delivers for major airline partners like United."

"We are delighted with GoJet's selection of the *CRJ700* aircraft for its 70-seat class regional jet," said Steven Ridolfi, president, Bombardier Regional Aircraft. "The *CRJ700* is enjoying tremendous success around the world because of its superior operating costs, operational flexibility and cabin comfort. We are confident that GoJet will experience the same satisfaction and success with the aircraft."

GoJet's *CRJ700* aircraft will have 66 passenger seats in three classes: six First Class seats at 37-inch (94 cm) pitch, 28 Economy Plus®* seats at 34-inch (86.4 cm) pitch and 32 Economy seats at 31-inch (78.7 cm) pitch.

As of January 31, 2005 Bombardier had delivered 1,224 *CRJ* aircraft to customers in Africa, Asia, Australia, Europe, North America and South America.

Trans States Holdings is also the parent company of Trans States Airlines. Trans States Airlines operates as AmericanConnection, US Airways Express, and United Express.

* Economy Plus is a registered trademark of United Air Lines, Inc.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com

For information:
Sylvie Gauthier
Bombardier Aerospace
(514) 855-7983

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SELLS 20 ADDITIONAL CRJ700 JETS TO SKYWEST AIRLINES

Toronto, April 4, 2005 – Bombardier Aerospace announced today that SkyWest Airlines of St. George, Utah has placed a firm order for 20 additional *Bombardier CRJ700* regional jets to increase its CRJ700 fleet to 52 aircraft.

The firm order is valued at approximately $637 million US.

"The *CRJ700* aircraft's low operating costs really shine in today's challenging airline market environment and this order is another testament to the fact that we've got the economics right," said Steven Ridolfi, president, Bombardier Regional Aircraft, noting that the operating cost of the *CRJ700* airliner is 10 per cent lower than its closest competitor. "With the *CRJ700* airliner, we have the right combination of economics, passenger comfort and commonality."

SkyWest's *CRJ700* aircraft, of which 23 were in service as of February 28, 2005, all fly under the United Express banner for United Airlines from bases in Chicago, Denver, Los Angeles and San Francisco.

SkyWest also operates 125 50-seat *Bombardier CRJ200* regional jets. When all firm orders have been delivered, SkyWest will be operating a total of 177 *CRJ* aircraft.

"The cabin comfort and inflight amenities provided to our passengers allow us to make best use of the *CRJ700* aircraft's range capability so we have flights approaching three hours in length," said Jerry Atkin, chairman, president and chief executive officer, SkyWest Airlines. "We are able to operate the aircraft in stage lengths up to 1,500 miles. Thus, we can serve United's long, thin routes at considerable cost savings to them."

As of February 28, 2005 Bombardier had delivered 1,226 *CRJ* aircraft to customers in Africa, Asia, Australia, Europe, North America and South America. The *CRJ* program is the sixth best-selling commercial jet program in history. SkyWest recently took delivery of the 200th *CRJ700* manufactured in the *Bombardier CRJ700* program.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Note to Editors

Images of SkyWest CRJ700 aircraft are available in our web site Multimedia Library at: www.aero.bombardier.com/htmen/F15.jsp

For information

Bert Cruickshank
Senior advisor, communications and media relations
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SIGNS NORTHWEST AIRLINK FOR AN ADDITIONAL 15 CRJ200 REGIONAL JETS

Toronto, April 22, 2005 – Bombardier Aerospace announced today that Northwest Airlines has placed a firm order for 15 *Bombardier CRJ200* 50-seat regional jets on behalf of its Northwest Airlink regional airline operation.

The contract is valued at approximately $386 million US with deliveries scheduled to commence in the third quarter of 2005.

The transaction represents the conversion of 15 of the options Northwest holds on the Bombardier *CRJ* aircraft, and will increase the number of aircraft operated by Northwest Airlink to 154 *Bombardier CRJ* aircraft. As of March 31, 2005, 76 *CRJ440* and 45 *CRJ200* aircraft had been delivered to Northwest Airlines.

"This order demonstrates the appeal of the *CRJ200* aircraft in providing quality, high frequency jet service in lower density regional markets," said Steven Ridolfi, President, Bombardier Regional Aircraft. "The *CRJ200* offers superior performance, comfort and the best operating economics in the 50-seat jet class. In addition, the *CRJ Series* enjoys single family commonality from 44-seats right up to 90-seats."

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Note to Editors
An image will be available on our Web site photo gallery at:
www.aero.bombardier.com/htmen/F15.jsp

For information:
Bert Cruickshank
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER AWARDED A CONTRACT FOR HIGH ALTITUDE PASSENGER RAIL CARS IN TIBET

Montreal, February 25, 2005 – Bombardier Transportation and its joint venture partners, Power Corporation of Canada and China South Locomotive and Rolling Stock Industry (Group) Corporation, through their joint venture Bombardier Sifang Power (Qingdao) Transportation Ltd. (BSP), along with consortium partner Sifang Locomotive and Rolling Stock Co., Ltd, received an order from the Ministry of Railways of China (MOR) for the production and delivery of 361 cars to be used for new train line services to Lhasa in Tibet. The order is valued at approximately $281 million US (213 million euros) and Bombardier's share is approximately $78 million US (59 million euros) Delivery is scheduled to take place between December 2005 and May 2006.

This contract is part of the MOR's commitment to develop the west area of the country. The new train lines will depart from Beijing, Shanghai and Guangzhou to reach Lhasa in Tibet. The new train service includes standard trains as well as special tourist trains. The new lines are expected to begin operation in June 2006.

Commenting on the order, Jianwei Zhang, Bombardier Chief Country representative, China said: "This project represents a very important technology challenge for BSP and Bombardier as the train will reach an altitude of 5000 meters and will be exposed to Tibet's difficult environment conditions such as low temperature, low oxygen, and sand storms".

The order includes 308 standard cars and 53 special tourist cars. The trains will be equipped with unique state of the art technology as they will be operated with enriched oxygen systems and special UV protection. Moreover, the tourist trains will ensure a unique experience to the passengers by providing luxury sleeping rooms with individual showers, cars with a panoramic view, entertainment and dining in a luxurious environment.

André Navarri, President, Bombardier Transportation added: "Through its participation in a number of challenging railway projects in China, Bombardier has earned an excellent reputation and has gained a great understanding of the specific needs of the Chinese railway market".

BSP is a joint venture between Bombardier, Power Corporation of Canada and China South Locomotive and Rolling Stock Industry (Group) Corporation.

In addition to BSP, Bombardier participates in two other joint ventures in China. The first one, Changchun Bombardier Railway Vehicles Co. Ltd. (CBRC) is dedicated to the production of metro vehicles. The other joint venture, Bombardier – CPC Propulsion Systems Co. Ltd. (BCP) - is involved in the production, marketing and maintenance of propulsion components for rail vehicles.

Including its joint ventures, Bombardier currently employs 1,400 people in China. In addition to its rail transportation operations, Bombardier is the number one supplier to the Chinese regional aircraft market with an installed base of 36 aircraft operated by seven airlines. It is also the top-ranked manufacturer of business aircraft in the country. Bombardier's longstanding business relationship with China began 50 years ago.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto and Frankfurt stock exchanges (BBD and BBDd.F). News and information are available at **www.bombardier.com**

For information
Hélène V. Gagnon
Senior Director, Communications
450-441-8156

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER AWARDED AN ORDER FROM ANGEL TRAINS FOR 36 LOCOMOTIVES VALUED APPROXIMATELY $202 MILLION US

Montreal, 16. March 2005 – Bombardier Transportation has received an order from Angel Trains for the delivery of 36 *TRAXX* locomotives, consisting of 26 *Bombardier* TRAXX** F140 MS multi-system locomotives and 10 F140 DC locomotives under a framework agreement that offers Angel Trains the possibility of ordering up to 100 locomotives subject to the same general conditions. This order by Angel Trains is intended to complement Angel Trains' existing fleet of diesel and *TRAXX* AC locomotives and to allow both parties to offer a quick response to the operator's demand. The first 36 locomotives order, including a variety of types, country specific signalling equipment and options, is valued approximately $202 million US (150 million Euros).

Delivery of the DC locomotives is scheduled between October 2006 and March 2007, with the multi-system locomotives following between January 2007 and September 2007. The locomotives will be manufactured at Bombardier's facilities in Kassel, Germany.

"With the development of our ultramodern multi-system locomotive, we have taken an important step on the way to the European cross-border rail services of the future. The order is also a demonstration of the trust and confidence placed by Angel Trains in Bombardier's ability to develop convincing products today for the transport solutions of tomorrow," said Edmund Schlummer, President, Locomotives and Freight, Bombardier Transportation. "The order is also particularly important to us because it means the F 140 DC locomotive will go into service for the first time as an active member of *TRAXX* family."

Colin Walton, Chief Country Representative UK, Bombardier Transportation, said: "We are delighted to be working in partnership with Angel Trains and enabling this important business outside the UK."

Building on the successful placement in service of 35 Bombardier *TRAXX* AC locomotives already owned by Angel Trains, Europe's largest locomotive lessor, Angel Trains intends to offer the multi-system locomotives for deployment on international services in Europe. Ten of the *TRAXX* MS locomotives are earmarked for services between Belgium, the Netherlands and Germany. A further ten will operate shuttle services between Germany and Poland, and six are intended for cross-border services between Germany, Austria, Switzerland and Italy. The ten *TRAXX* F 140 DC locomotives are designated for deployment in Italy.

The modular multi-system locomotive, which is tailor-made for freight services within Europe, is designed for both DC and AC power supply systems, and can be equipped with all the various train safety systems currently in use in Europe. Both locomotive versions will be equipped with Bombardier's proven and reliable *MITRAC* propulsion and control systems.

The *TRAXX* F140 DC is fitted with the train safety systems required for Italy and thus complies with all the requirements for unrestricted operation in the growing Italian freight market. Although it has been developed primarily for freight services, the locomotive is also equipped with all the components necessary for passenger services.

With Bombardier's *EBI** Cab onboard automatic train control system, which includes ERTMS (European Rail Traffic Management System) technology and STM (Specific Transmission Module) components, the two locomotive versions can cross borders with no delays caused by locomotive or crew changes.

The strategy employed in the development and production of the locomotives from the *TRAXX* family, using as many identical parts as possible, has resulted in genuine synergies for the customer. It also means that the vehicles can be integrated smoothly into existing fleets. Operational and maintenance costs are low, the locomotives feature high availability and reliability, and they also offer the benefits of an extremely service-friendly design throughout the entire life cycle. Over 750 of the locomotives, which are derived from the Class 185 locomotive, have been ordered to date, and more than 350 of them currently operate daily freight and passenger services throughout Europe.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2004 were $15.5 billion US and its shares are traded on the Toronto stock exchange (BBD). News and information are available at www.bombardier.com.

Note to Editors
A photo is available on our Website at the following address:
http://www.transportation.bombardier.com/photography.jsp

For information
Hélène V. Gagnon
Senior Director, Communications
450-441-8156

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER AWARDED A 250-MILLION-EURO ORDER TO SUPPLY 100 ADDITIONAL E464 LOCOMOTIVES IN ITALY

Montréal, April 5, 2005 – Bombardier Transportation announced today that it received an order from Trenitalia (Italian Railways) for the supply of 100 E464 electric locomotives. The contract is valued at approximately 250 million Euro ($323 million US). This new contract comes after an initial order for 50 units placed in 1996 followed by three additional options for 90, 100 and 48 units received in 1999, 2001 and 2003, respectively.

Deliveries of this new set of 100 locomotives are scheduled to take place between September 2005 and November 2007. Production of the new locomotives will overlap with the delivery schedule of the previous contract, scheduled to end by September 2006. To make all the delivery schedules possible, the manufacturing rate will increase to a level of six locomotives per month. To date, Bombardier Transportation has delivered 240 (out of 388) E464-type locomotives to Trenitalia.

Trenitalia will use the E464 locomotives, which have been in successful revenue service on Italian tracks since 1999, to reinforce and partially substitute the present fleet of locomotives providing passenger regional transportation. With a maximum power of 3.5 MW and a top-speed of 160 km/h, the E464 product represents state-of-the-art technology for medium-power 3kV DC locomotives.

"This new contract, which highlights the good contract execution capacity of our company, stages the first-class performance of the E464 locomotives already in service," commented Roberto Tazzioli, Chief Country Representative, Italy, Bombardier Transportation. "This additional order further reinforces Bombardier's already strong leadership in the Italian electric locomotives market" he added.

The production of the locomotives will be undertaken at Bombardier's site in Vado Ligure, Italy. Propulsion and electric equipment are to be supplied respectively by Bombardier's sites in Mannheim, Germany and Trapaga, Spain.

"Bombardier's locomotives are demonstrating superior technical arguments in every market they operate in. In Italy, the E-type locomotives are a success, just like the *TRAXX* family locomotives are in Germany and Switzerland", commented Edmund Schlummer, President, Locomotives & Freight, Bombardier Transportation.

Of notice is also the Bombardier *TRAXX* F140 MS multi-system locomotive, an innovative product that underwent extensive track testing from May to October 2004, and received approval for unrestricted operations in Italy last December. This means that obstacles to cross-border freight and passenger services between Switzerland and Italy have been removed.

Bombardier Transportation is one of the most important manufacturers of rail equipment in Italy and has been involved in some of the country's most important rail projects. Trenitalia's E405, E412 and E464 locomotives, the high-speed train ETR500 (as a member of Trevi consortium), the people mover for Rome-Fiumicino airport and Milan's Eurotram vehicles are fine examples.

Bombardier Transportation has an important engineering centre in Rome dedicated to the development of rail control solutions. It also has an industrial site in Vado Ligure, which has been manufacturing rail equipment since 1871. The Vado Ligure site is the oldest electromechanical facility in Italy and a countrywide leader in the production of railway rolling stock. To date, more than 1,200 locomotives have been produced in Vado Ligure.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Bombardier and *TRAXX* are trademarks of Bombardier Inc. or its subsidiaries.

For information
Hélène V. Gagnon
Senior Director, Communications
North America
+1 450 441-8156

www.bombardier.com